Tonix Pharmaceuticals Holding Corp.

26 Main Street, Suite 101

Chatham, New Jersey 07928

September 3, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tonix Pharmaceuticals Holding Corp.

Registration Statement on Form S-3 (File No. 333-287965)

Filed on June 12, 2025

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on August 29, 2025, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for September 3, 2025, at 4:00 p.m., Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Please call Irina Ishak of Lowenstein Sandler LLP at (973) 422-6406 with any questions.

Very truly yours,

TONIX PHARMACEUTICALS HOLDINGS CORP.

By:	/s/ Bradley Saenger
Name:	Bradley Saenger
Title:	Chief Financial Officer